

Mail Stop 3030

May 28, 2010

Via U.S. Mail and Facsimile to (503) 268-8347

Michael G. Potter
Chief Financial Officer
Lattice Semiconductor Corporation
5555 N.E. Moore Court
Hillsboro, OR 97124-6421

>   **Re: Lattice Semiconductor Corporation**
>   **Form 10-K for the Fiscal Year ended January 2, 2010**
>   **Filed March 10, 2010**
>   **File No. 000-18032**

Dear Mr. Potter:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Supplementary Data, page 37

Note 2 – Nature of Operations and Significant Accounting Policies, page 42

Revenue Recognition and Deferred Income, page 44

1.   We note that because of the product return rights and price protection agreements you grant to distributors you defer recognizing revenue on sales made to sell-

through distributors until the distributor sells the product to its customer (or when return privileges terminate). We note that when you defer recognizing revenue, you record a current liability on the balance sheet under the "deferred income and allowances on sales to distributors" caption.

- Explain to us how that you considered the guidance in FASB ASC 605-15-25-1 (formerly paragraph 6 of SFAS 48), if at all, in determining the appropriate accounting treatment for distributor sales.
- Please revise future filings to provide more details about how you account for sales to distributors. Your revised disclosures should indicate if amounts billed to distributors are recorded as accounts receivable and if inventory transferred to distributors is relieved (i.e. – specify how you account for the costs of sales made to distributors).
- If you defer costs, revise future filings to disclose how the deferred costs are presented on your balance sheet.
- Describe to us the methodology, if any, employed to evaluate any such deferred costs for impairment and the authoritative literature in US GAAP on which you base that policy.
- Your future disclosures should clearly indicate what the financial statement line item "deferred income and allowances on sales to distributors" represents. To the extent you present both the deferred costs of sales and the deferred gross revenue within the deferred income current liability caption of the balance sheet, please explain how that presentation complies with FASB ASC 210-20-45-1 (formerly paragraph 5 of FIN 39) which permits the offsetting of assets and liabilities only when a legal right of setoff exists.

2.   In a related matter, we noted that you allow returns from sell-through distributors of unsold products under certain conditions. If you relieve inventory when it is transferred to distributors and you are unable to reasonably estimate the amount of the inventory that may be returned, please discuss your rationale under US GAAP for relieving inventory at the time of shipment to the sell-through distributors. Please reference the specific authoritative literature on which you have based your policy.

Note 3 – Fair Value of Financial Instruments, page 49

3.   We note the disclosure that for fair value measurements using significant unobservable inputs, referred to as Level 3, you utilized the services of "a valuation firm that specializes in valuing illiquid assets". Please describe to us and revise future filings to clarify the nature and extent of the third party valuation firm's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which would be

applicable to the extent your Form 10-K was incorporated by reference into any registration statement.

Item 11. Executive Compensation, page 68

4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

5.	We note from your disclosure under "Base Salary" that you have incorporated by reference from page 13 of your proxy statement that you target base salaries to the middle of a competitive range of base salaries of a peer group of companies in your industry. Please briefly discuss in your applicable future filings how the base salary you pay to your named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments of base salary actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

	We note also from your disclosure on page 13 that base salaries are in part based on "competitive factors." In future filings, please disclose these competitive factors. For example, to the extent applicable, please disclose any specific items of corporate performance that are taken into account in setting your compensation policy with respect to base salaries. See Item 402(b)(2)(v) of Regulation S-K.

6.	We refer to your disclosure under the caption "Equity Incentive Plans" on page 15 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3625 if you have questions on other comments.

Sincerely,

Mary Beth Breslin
Senior Attorney